Exhibit 99.1

AGREEMENT

This Agreement, dated as of June 16, 2008 (“Agreement”), is by and among Team Financial, Inc., a Kansas corporation (the “Company”), and the other persons and entities that are signatories hereto (collectively, the “Bicknell Group,” and each, individually, a “member” of the Bicknell Group) which are or may be deemed to be the members of a “group” with respect to the common stock of the Company, no par value per share (the “Common Stock”), pursuant to Rule 13d-5 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

WHEREAS, the Bicknell Group and the Company have communicated with one another regarding corporate governance matters; and

WHEREAS, the Company and each of the members of the Bicknell Group have determined that the interests of the Company and its shareholders would be best served by entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.         Representations and Warranties of the Company. The Company hereby represents and warrants to the Bicknell Group that (a) this Agreement has been duly authorized, executed and delivered by the Company, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable banking, bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; and (b) neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereby nor the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, contract (except for the amendment of the employment agreement between Robert J. Weatherbie and the Company to remove the position of Chairman of the Board from his positions with the Company), lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject.

2.         Representations and Warranties of the Bicknell Group. Each member of the Bicknell Group represents and warrants to the Company that (a) this Agreement has been duly authorized, executed and delivered by such member, and is a valid and binding obligation of such member, enforceable against such member in accordance with its terms, except as enforcement thereof may be limited by applicable banking, bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) as of the date of this Agreement, the Bicknell Group and its members’ respective Affiliates and Associates currently own in the aggregate 427,025 shares of Common Stock and (c) any person who joins the Bicknell Group after the date hereof, as such group is reported pursuant to Rule 13d-5 promulgated by the SEC under the Securities Exchange Act, shall agree to comply with the provisions of Section 5 of this Agreement during the term hereof.

3.	2008 Shareholder Meeting Matters.

(a)       Promptly after execution of this Agreement, the Company shall adjourn or postpone its 2008 Annual Meeting of Shareholders to a date reasonably practicable (the “Reconvened 2008 Annual Meeting”) in order to resolicit proxies pursuant to the Exchange Act and the rules and regulations promulgated thereunder in respect of the matters addressed hereinbelow.

(b)       Denis Kurtenbach and Carolyn Jacobs have informed the Company that they will not stand for election at the 2008 Annual Meeting of Shareholders originally scheduled to be held on June 17, 2008. The Nominating Committee of the Board of Directors of the Company (the “Nominating Committee”) has nominated Jeffrey L. Renner and Richard J. Tremblay to the Company’s slate of Class III director nominees, subject to (i) receipt of their respective written acknowledgment of their respective willingness to serve as nominees of the Board of Directors of the Company (the “Board”) and to serve as a director if elected, and (ii) any necessary non-objection to their election by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”). If either of these Class III nominees decline to stand for nomination to the Board, then within sixty (60) days after the date of this Agreement, the Nominating Committee will propose different nominees (i) who possess business experience in such areas as would reasonably be expected to enhance the Board (ii) who will qualify as “independent” under the listing standards of The Nasdaq Stock Market, Inc. (Marketplace Rule 4200 and any successor thereto) and Item 407(a) of Regulation S-K promulgated by the SEC, and (iii) who do not have a relationship with the Bicknell Group, the Company or any of the Company’s executive officers that would impair the independence of such director in carrying out the responsibilities of a director of the Company.

(c)       Harold G. Sevy, Jr., director, has agreed to tender his resignation as a director, effective not later than the Reconvened 2008 Annual Meeting and the Board of Directors will concurrently amend and restate the Bylaws to fix the size of the board at eight directors.

(d)       The Company shall include the foregoing nominees for election as Class III directors of the Company at the Reconvened 2008 Annual Meeting with such persons to serve, if elected, until their successors have been duly elected and qualified. The Company shall use its reasonable best efforts to cause the election of such nominees at the Reconvened 2008 Annual Meeting including, without limitation, recommending that the Company’s shareholders vote in favor of the election of the nominees at the Reconvened 2008 Annual Meeting and voting the shares of Common Stock represented by all proxies granted by shareholders in connection with the solicitation of proxies by the Board of Directors in connection with the meeting in favor of such directors, except for such proxies that specifically indicate a vote to withhold authority with respect to such directors. Neither the Board nor the Company shall take any position, make any statements or take any action inconsistent with such recommendations. The Company shall schedule the Reconvened 2008 Annual Meeting as soon as practicable and the Company shall not further postpone or reschedule the Reconvened 2008 Annual Meeting without the prior written consent of the Bicknell Group or except as otherwise required by applicable law.

(e)       The Bicknell Group shall vote all shares of Common Stock it is entitled to vote in favor of any postponement or adjournment of the 2008 Annual Meeting of the Shareholders of the Company and in favor of the Board’s slate of nominees for election as Class III directors of the Company at the Reconvened 2008 Annual Meeting by person or by proxy, and any postponement or adjournment thereof, and not in favor of any other nominees to serve on the Board, provided that such slate consists of the director nominees selected above, or other director nominees acceptable to the Bicknell Group. No member of the Bicknell Group shall take any position, make any statements, written or oral, or take any action inconsistent with the foregoing, provided that the Company has not breached this Agreement. The Bicknell Group shall ensure that it will present, in person or by proxy, and will cause its Affiliates owning Common Stock to be present, in each case, in person or by proxy, at the Reconvened 2008 Annual Meeting so that all Common Stock beneficially owned by the Bicknell Group and its Affiliates will be counted for purposes of determining the presence of a quorum at the Reconvened 2008 Annual Meeting.

(f)        If at any time during the term of the Class III directors to be elected at the Reconvened 2008 Annual Meeting there shall occur a vacancy in the Board seat previously occupied by such director by reason of the resignation, removal, death or incapacity of the director, then the Company shall take all necessary action to promptly fill such vacancy with a person reasonably acceptable to the Nominating Committee of the Board, with business experience in such areas as would reasonably be expected to enhance the Board, and who does not have a relationship with the Bicknell Group, the Company or any of the Company’s executive officers that would impair the independence of such director in carrying out the responsibilities of a director of the Company.

(g)       The Company shall provide the Bicknell Group with true and complete copies of any draft preliminary or definitive proxy statements in respect of the Reconvened 2008 Annual Meeting as well as the current report on Form 8-K being filed with respect to this Agreement, not less than three (3) calendar days in the case of proxy statements, and not less than one (1) business day in the case of the Form 8-K, prior to the filing thereof, in order to provide the Bicknell Group with a reasonable opportunity to review and comment thereon. The Company shall consider in good faith and in compliance with applicable laws any comments of the Bicknell Group and its counsel. The Company shall use the language, or a summary thereof that is agreed upon in the foregoing filings, in all other SEC filings that disclose, discuss, refer to or are being filed in response to or as a result of this Agreement.

4.	Company Covenants.

(a)       Promptly after the reconvened 2008 annual meeting, the Strategic Planning Committee (the “Strategic Planning Committee”) of the Board will be reconstituted to consist of Jeffrey L. Renner and Richard J. Tremblay (or their respective substitute Class III nominee if either is not willing to serve as a nominee of the Board or his respective election is not approved by the Federal Reserve Board) and Connie D. Hart (with Ms. Hart serving as Chairperson). The responsibilities of the Strategic Planning Committee will include refining the long-term strategic plan for the operation of the Company’s business and to explore all strategic alternatives to maximize and improve shareholder value of the Company (including, without limitation, a strategic acquisition, merger or sale of the Company).

(b)       The Company and its management team shall provide the Strategic Planning Committee with access to such information and materials, including, without limitation, the books, records, projections and financial statements of the Company, and any documents, reports or studies as may be requested by the Strategic Planning Committee to assist the Strategic Planning Committee in the discharge of its duties. In addition, the Strategic Planning Committee shall be authorized to engage such outside financial consultants and advisors reasonably independent of the Company and the Bicknell Group as it deems necessary or appropriate to assist the Strategic Planning Committee in the discharge of its duties, and the Company shall pay the fees and expenses of all such consultants and advisors. In connection therewith, the Strategic Planning Committee shall retain a nationally recognized investment banking firm, at the Company’s expense, to assist the Strategic Planning Committee.

(c)       The Board shall meet promptly after the Reconvened 2008 Annual Meeting and elect the standing committees of the Board. The Board will comply with applicable Nasdaq requirements for its committees. The Audit Committee shall be composed of Greg Sigman, who will be elected as Chairman, Connie Hart and Jeffrey L. Renner (or a substitute Class III nominee if he is not willing to serve as the Board’s nominee or his election is not approved by the Federal Reserve Board). The Nominating Committee shall be composed of Robert M. Blachly, who shall be Chairman, Gregory D. Sigman and Kenneth L. Smith. The Compensation Committee shall be composed of Kenneth L. Smith, who shall be Chairman, Connie Hart and Jeffrey L. Renner (or a substitute Class III nominee if he is not willing to serve as the Board’s nominee or his election is not approved by the Federal Reserve Board). Each other director of the Company will have the right to participate as an observer in meetings of any of the foregoing committees, except where the applicable committee determines that the presence of non-committee members is inconsistent with applicable regulatory requirements or committee charters.

(d)       The Company shall not extend its Rights Agreement with American Securities Transfer & Trust, Inc. as Rights Agent, beyond the Final Expiration Date, as defined therein as June 3, 2009 or adopt or enter into any agreement or plan or substantially the same nature without the affirmative vote by the holders of at least a majority of the quorum present at a meeting of the shareholders, in person or by proxy, held in accordance with Kansas law.

(e)       The Company agrees to use its reasonable best efforts to amend and restate its Bylaws to eliminate classification of its Board for the 2009 election of directors and thereafter. The Company agrees to solicit resignations from the directors with terms expiring after 2009, to become effective immediately prior to the 2009 annual meeting, so that all directors can be elected at the 2009 meeting.

(f)        At the Board meeting to be held promptly after the Reconvened 2008 Annual Meeting, the Board shall elect the executive officers of the Company and the Board shall elect Connie D. Hart as the Chairman of the Board of Directors.

(g)       In the event that any member of the Bicknell Group is in material breach of its obligations under this Agreement, and such material breach is not cured within thirty (30) days after written notice thereof is provided to the Bicknell Group by the Company, then in addition to any other remedies that the Company may have, the provisions of Section 4(d), 4(e) and 4(f) shall also terminate.

(h)       Notwithstanding any language in this Agreement to the contrary the Company and its Board shall not be prohibited from nominating directors or soliciting proxies for the election of directors, making related public filings or related announcements or taking any other related actions, in each case related to the 2009 Annual Meeting of Shareholders of the Company (the “2009 Annual Meeting”).

5.	Bicknell Group Covenants.

(a)       Within two (2) Business Days of the date of this Agreement, the Bicknell Group will file, or cause to be filed on its behalf, with the SEC an amendment to its Schedule 13D with respect to the Company disclosing the material contents of this Agreement. In addition to the foregoing, each member of the Bicknell Group agrees that during the period beginning on the date hereof and ending immediately following the earlier of June 30, 2009 or the 2009 Annual Meeting, and except as otherwise specifically provided herein, that it will not, and it will cause each of its Affiliates not to, directly or indirectly, alone or in concert with others, take any of the actions set forth below:

i.          effect, seek, offer, propose (whether publicly or otherwise) or cause or participate in, or assist, encourage or seek to persuade, any other person to effect, seek, offer or propose (whether publicly or otherwise) or participate in:

a.

any tender offer or exchange offer involving Common Stock; provided, however, that this clause (i) will be inoperative to the extent a third party which is not an Affiliate of the Bicknell Group commences a hostile tender offer or exchange offer with respect to Common Stock or (ii) the Board of Directors of the Company is recommending or otherwise supporting a tender offer or exchange offer by a third party that is not an Affiliate of the Bicknell Group;

b.

any merger, consolidation, share exchange, business combination, sale of assets, recapitalization, restructuring, dividend, distribution, self tender, stock repurchase, liquidation, dissolution or other extraordinary transaction with or involving the Company or any of its subsidiaries or any portion of the business or the assets of the Company or any of its subsidiaries; provided, however, that (i) if the Company commences a process to complete any of the activities of the Company set forth in this subsection (b), or (ii) the Board of Directors has determined to enter into an agreement with respect to any of the activities set forth in this subsection (b), then the Bicknell Group will have the opportunity (x) to participate in such process under the same procedures and guidelines established for the other participants in the process or (y) propose a similar type of transaction, respectively; or

c.

any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) with respect to the Company or any action resulting in such person becoming a “participant” in any “election contest” (as such terms are used in the proxy rules of the SEC) with respect to the Company.

ii.        propose any matter for submission to a vote of shareholders of the Company;

iii.       grant any proxy or rights with respect to any Common Stock to any person not designated by the Company;

iv.        execute any written consent, waiver or demand with respect to any Common Stock;

v.         call or seek to have called any meeting of the holders of the Common Stock;

vi.        initiate or seek to initiate any solicitation of the holders of Common Stock;

vii.      take any action to seek to amend any provision of the Articles of Incorporation or the Bylaws of the Company;

viii.     take any action that could reasonably be expected to force the Company to make any public disclosure with respect to any of the types of matters described in clauses (i) through (vii), or announce any intention to take any action of the type described in clauses (i) through (vii); or

ix.        enter into any discussions, negotiations, arrangements or understandings with any person other than the Company with respect to any of the foregoing, or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing.

(b)       Notwithstanding any language in this Agreement to the contrary, no member of the Bicknell Group or the Affiliates of such member shall be prohibited from taking any of the actions otherwise prohibited in this Agreement in connection with the 2009 Annual Meeting relating to (x) nominating directors or soliciting proxies for the election of directors, (y) any of the matters referenced in Sections 5(a)(ii), (iii) or (iv), or (z) requesting a shareholder list, related information and other books and records, making related public filings or related announcements or taking any other related action, in each case, related to the solicitation of proxies at the 2009 Annual Meeting in respect of the matters referenced in clauses (x) or (y).

(c)       The provisions of this Section 5 shall not limit in any respect the actions of any director of the Company in his or her capacity as such, recognizing that such actions are subject to such director’s fiduciary duties to the Company and its shareholders.

(d)       As used in this Agreement, the term “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; the terms “beneficial owner” and “beneficial ownership” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(e)       In the event that the Company is in material breach of its obligations under this Agreement, and such material breach is not cured within thirty (30) days after written notice thereof is provided to the Company by the Bicknell Group, then in addition to any other remedies that the members of the Bicknell Group may have, the provisions of Section 5(a) shall also terminate.

6.	Press Releases; Non-disparagement.

(a)       Promptly after the execution of this Agreement, the Company and the Bicknell Group shall issue a joint press release in the form attached to this Agreement as Exhibit A.

(b)       Neither the Company, the Bicknell Group or affiliates or Associates of the Bicknell Group, nor any of their respective partners, members, directors, officers, employees or agents, will publicly disparage any other party to this Agreement nor any of their respective partners, members, directors, officers, employees or agents.

7.         No Public Information. The Parties acknowledge that the only confidential information concerning the Company that is in the possession of any member of the Bicknell Group is the negotiation of this Agreement and the terms thereof. To protect the confidentiality of such information, each member of the Bicknell Group agrees to treat confidentially such information (the “Confidential Information”). Notwithstanding anything to the contrary contained herein, the Bicknell Group and its representatives shall be permitted to disclose any Confidential Information to the extent the disclosure of such information is required in any court proceeding, by any governmental authority or by applicable law; provided, however, that the Bicknell Group and its representatives shall use their best efforts to give the Company reasonable advance notice of such required disclosure to enable the Company, at its sole expense, to prevent or limit such disclosure.

8.         Specific Performance. Each of the members of the Bicknell Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages. It is accordingly agreed that the members of the Bicknell Group or any of them, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

9.         Jurisdiction; Applicable Law. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the federal or state courts of the State of Kansas in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the federal or state courts of the

State of Kansas, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF KANSAS APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

10.       Termination. Except with respect to Sections 4(d), 4(e), 4(f) (provided that Section 4(f) will be deemed to be satisfied for this purpose if any independent director continues to serve as Chairman of the Board), 6, 7, 8, 9 and 10, the provisions of this Agreement will terminate immediately following the earlier of the date of the 2009 Annual Meeting or June 30, 2009.

11.       Representative. Each member of the Bicknell Group hereby irrevocably appoints Martin C. Bicknell, or Bicknell Family Holding Company, LLC in the event that Mr. Bicknell is no longer serving in such role, as such member’s attorney-in-fact and representative (the “Bicknell Representative”), in such member’s place and stead, to do any and all things and to execute any and all documents and give and receive any and all notices or instructions in connection with this Agreement and the transactions contemplated hereby. The Company shall be entitled to rely, as being binding on each member of the Bicknell Group, upon any action taken by the Bicknell Representative or upon any document, notice, instruction or other writing given or executed by the Bicknell Representative.

12.       Notices. All notices, requests and other communications to any party hereunder will be in writing (including prepaid overnight courier, facsimile transmission or similar writing) and will be given to such party at its address or facsimile number set forth in this Section 13 or at such other address or facsimile number as such party may hereafter specify in writing. Each such notice, request or other communication will be effective (a) if given by facsimile, when transmitted to the facsimile number specified in this Section 13, (b) if given by mail, upon the earlier of actual receipt or three (3) business days after deposit in the United States Mail, registered or certified mail, return receipt requested, properly addressed and with proper postage prepaid, (c) one (1) business day after deposit with an internationally reputable overnight courier properly addressed and with all charges prepaid or (d) when received, if by any other means. Communications by facsimile will also be sent concurrently by internationally reputable overnight courier properly addressed and with all charges prepaid, but will in any event be effective as stated above.

The Company:

Team Financial, Inc.

Attn: Robert J. Weatherbie, CEO

8 West Peoria, Suite 200

P.O. Box 402

Paola, Kansas 66071-0402

Facsimile Number: 913-294-4406

with a copy to:

Sandra K. Hartley, LLC

Attn: Sandra Hartley, Esq.

16206 West 319th Street

Paola, Kansas 66071

Facsimile Number: 913-557-3828

and to:

Jones & Keller, P.C.

Attn: Reid A. Godbolt, Esq.

1625 Broadway, 16th Floor

Denver, Colorado 80202

Facsimile Number: 303-573-0769

The Bicknell Group:

Bicknell Family Holding Company, LLC

Attn: Martin C. Bicknell

4200 W. 115th Street, Suite 100

Leawood, Kansas 66211

Facsimile Number: 913-647-9725

with a copy to:

Stinson Morrison Hecker LLP

Attn: John A. Granda, Esq.

1201 Walnut, Suite 2900

Kansas City, Missouri 64106

Facsimile Number: 816-412-1159

The parties will promptly notify each other in the manner provided in this Section 12 of any change in their respective addresses. A notice of change of address will not be deemed to have been given until received by the addressee.

13.       Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

14.       Further Assurances. The parties hereto agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

15.       Counterparts, Facsimile/PDF Signatures. This Agreement may be executed in one or more counterparts each of which when so executed and delivered will be deemed an original but all of which will constitute one and the same Agreement. This Agreement may be executed and delivered by facsimile or by email in portable document format (.pdf or similar format) and upon delivery of the signature by such method will be deemed to have the same effect as if the original signature had been delivered to the other parties.

16.       Interpretation and Construction of this Agreement. The definitions herein will apply equally to both the singular and plural forms of the terms. Whenever the context may require, any pronoun will include the corresponding masculine, feminine and neuter forms. The word “include” will be deemed to be followed by the phrase “without limitation.” All references herein to Sections and Exhibits will be deemed to be references to Sections of, and Exhibits to, this Agreement unless the context will otherwise require. The headings of the Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. Unless the context will otherwise require or provide, any reference to any agreement or other instrument or statute or regulation is to such agreement, instrument, statute or regulation as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provision). The parties hereto acknowledge that each party was represented by legal counsel (or had the opportunity to be represented by legal counsel) in connection with this Agreement, and that each of them and their counsel have reviewed and revised this Agreement, or have had an opportunity to do so, and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in their interpretation of this Agreement or any amendments or any exhibits hereto or thereto.

17.       Entire Agreement; Amendment. This Agreement contains the entire understanding of the parties hereto with respect to its subject matter and supersedes all prior agreements between the parties hereto. This Agreement may be amended only by a written instrument duly executed by the parties hereto, or in the case of the Bicknell Group, the Bicknell Representative, or their respective successors or assigns. Except as provided herein, this Agreement will be binding upon and inure to the benefit of the Parties and their respective Affiliates and Associates, and successors and permitted assigns. Nothing expressed or implied herein is intended or will be construed to confer upon or to give to any third party any rights or remedies by virtue hereof.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date hereof.

TEAM FINANCIAL, INC.

By:	/s/ Robert J. Weatherbie
	Name:	Robert J. Weatherbie
	Title:	Chairman and Chief
Executive Officer

BICKNELL FAMILY HOLDING
COMPANY, LLC

By:	/s/ Martin C. Bicknell
	Name:	Martin C. Bicknell
	Title:	Manager

BICKNELL FAMILY MANAGEMENT
COMPANY, LLC

By:	/s/ Martin C. Bicknell
	Name:	Martin C. Bicknell
	Title:	Manager

BICKNELL FAMILY MANAGEMENT
COMPANY TRUST

By:	/s/ Martin C. Bicknell
	Name:	Martin C. Bicknell
	Title:	Co-Trustee

MARINER WEALTH ADVISORS, LLC

By:	/s/ Martin C. Bicknell
	Name:	Martin C. Bicknell
	Title:	Manager

MARTIN C. BICKNELL

/s/ Martin C. Bicknell
Martin C. Bicknell

CHERONA BICKNELL

/s/ Cherona Bicknell
Cherona Bicknell

BRUCE KUSMIN

/s/ Bruce Kusmin
Bruce Kusmin